ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

March 23, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. (Mail Stop 3628)

Washington, D.C.  20549

Attention:                                         Katherine Hsu — Structured Finance

Arthur Sandel — Structured Finance

Re:                                                                             Public Service Company of New Hampshire

PSNH Funding LLC 3
Registration Statement on Form SF-1

Filed February 20, 2018
File Nos. 333-223108 and 333-223108-01

SEC Comment Letter dated March 14, 2018

Dear Ms. Hsu and Mr. Sandel:

On behalf of Public Service Company of New Hampshire (“PSNH”) and PSNH Funding LLC 3 (together with PSNH, the “Registrants”), we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). Amendment No. 1 reflects the Registrants’ responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated March 14, 2018 (the “Comment Letter”) and certain other updated information.  For your convenience, the Registrants are providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on February 20, 2018.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrants are shown below each comment.  All references to page numbers in the Registrants’ responses are to the page numbers in Amendment No. 1.

General

1.                                      We note that throughout the registration statement you use the term “Issuer” which you have defined as the issuing entity. Please note that the issuer of asset-backed securities is the depositor for the particular issuing entity, and not the issuing entity itself. Refer to Securities Act Rule 191. Please revise or delete the definition of “Issuer” on the cover page of the prospectus, and replace references to the “Issuer” throughout the registration statement with references to the issuing entity, as appropriate.

Response to Comment 1:

In response to the Staff’s comment, the Registrants have deleted the defined term “Issuer” on the cover page of the prospectus and replaced this and other references to the “Issuer” throughout the Registration Statement with references to the “Issuing Entity” in Amendment No. 1.

2.                                      We note that throughout the registration statement you refer to the “Series Supplement” to the Indenture. Please confirm your understanding that the issuance of each new series of rate reduction bonds will require the filing of a new registration statement.

Response to Comment 2:

The Registrants confirm their understanding that such an issuance would require the filing of a new registration statement.

Form of Prospectus

Prospectus Summary, page 3

3.                                      Please include here, or in another appropriate section of the prospectus, diagrams to illustrate the relationships among the parties and the structure of the securities offered (including, for example, the flow of funds), or advise why a graphical illustration would not aid the understanding of a potential investor. Refer to Items 1103(a), 1108(a)(1) and 1113(a)(2) of Regulation AB.

Response to Comment 3:

In response to the Staff’s comment, the Registrants have revised the Registration Statement on page 4 to include a diagram to illustrate the relationships among the parties and the structure of the securities offered.

Risk Factors

Other Risks Associated with the Purchase of the RRBs — The Issuer is issuing several tranches of the RRBs, page 21

4.                                      We note that you use the term “Extended Amortization Schedule” which is not otherwise defined in the prospectus. Please define or revise, as appropriate.

Response to Comment 4:

In response to the Staff’s comment, the Registrants have revised the Registration Statement on page 22 to replace the term “Extended Amortization Schedule” with the defined term “Expected Amortization Schedule”.

Public Service Company of New Hampshire — The Depositor, Sponsor, Seller and Servicer

Aging Receivables, page 42

5.                                      We note that your delinquency experience table begins with assets that are “less than 61 days” delinquent. Please revise to present delinquency experience beginning at least with assets that are 30 or 31 days delinquent, as applicable. Refer to Item 1100(b)(1) of Regulation AB.

Response to Comment 5:

In response to the Staff’s comment, the Registrants have revised the delinquency experience table on page 42 to present the first delinquency experience with assets that are at least 31 days delinquent.

Prior Stranded Cost Recovery Securitizations, page 42

6.                                      We note your disclosure indicating that Public Service Company of New Hampshire entered into two prior stranded cost recovery securitized financings in 2001 and 2002. Please revise your disclosure to make it explicit, if true, that Public Service Company of New Hampshire acted as sponsor for the prior two stranded cost recovery securitized financings. Refer to Item 1104(c) of Regulation AB.

Response to Comment 6:

In response to the Staff’s comment, the Registrants have revised the Registration Statement on page 42 to make explicit that PSNH acted as sponsor for the prior two stranded cost recovery securitized financings.

Where You Can Find More Information, page 106

7.                                      We note your statement that “[a]ny statements contained in the prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete” and are qualified in their entirety by reference to the exhibits. As you are responsible for the accuracy and completeness of the information in the registration statement, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete. Please revise to remove language that disclaims the completeness of your prospectus disclosure.

Response to Comment 7:

In response to the Staff’s comment, the Registrants have revised the Registration Statement on page 106 to remove the language referenced in the Staff’s comment.

Part II — Information Not Required in Prospectus

Item 14. Exhibits, page II-3

8.                                      Please file your exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Response to Comment 8:

The Registrants are filing certain of their exhibits with Amendment No. 1 and will file the remaining exhibits with a subsequent amendment to the Registration Statement.

*   *   *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7980 or William J. Michener of our offices at (617) 951-7247.

Very truly yours,

/s/ Marko Zatylny

Marko Zatylny

cc:	Jay S. Buth (PSNH)
Philip J. Lembo (PSNH Funding LLC 3)
Emilie O’Neil (PSNH)